

AceHedge

A Modern Data Intelligence Framework
for Private Markets



Disclaimer



This presentation has been prepared by AceHedge, LLC (the "Company") and is general background information about the Company's activities at the date of this presentation. The information in this presentation is provided in summary form only and does not purport to be complete. This presentation does not contain all the information that is or may be material to investors or potential investors and should not be considered as advice or a recommendation to investors or potential investors in respect of the holding, purchasing or selling of securities or other financial instruments and does not take into account any investor's particular objectives, financial situation or needs. By attending the presentation or by reading the presentation slides you agree to be bound as follows:

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The Old Regime



There is limited transparency in private market transactions

Systems used in reporting private market transactions are antiquated





There is no way to know if publicly reported transactions are valid and up-to-date



The AceHedge System



Delivers increased transparency to investors



The AceHedge system uses AI to capture, record, and standardize real-time private markets data



Improves data quality for private companies looking to raise capital

Our Blockchain



We're adopting a **Permissioned Blockchain** to enhance our data quality

---

➔ Allows us to manage a specific number of nodes

➔ Provides users transparent access to current transactions

➔ Safeguards data from unauthorized users

Our Philosophy



Quality

We are building an ecosystem that focuses on high data **quality** and reliability as the foundation for decision-making. Blockchain technology ensures this by authenticating transactions and preserving data immutability.



Community

We are cultivating a strong **community** of individuals invested in the forward progress of the financial markets landscape as a whole, leveraging the power of collaboration, reputation, and shared knowledge.

Our Philosophy



Accessibility

We offer **accessibility** to real-time, structured private market data for our community. We achieve this by using blockchain technology to create a public ledger of all transactions.



Transparency

We provide data **transparency**, allowing investors and users the freedom to learn and explore.

Our Methods



Our process involves the implementation of AI to diligently structure, aggregate and standardize the data we compile



Our methods identify and target a large number of data sources to obtain a comprehensive understanding of assets, transactions, and global market events

Our Software



Our software seamlessly
integrates public financial
data into our algorithms



Our blockchain feeds
real-time, structured, private
market data into our software



Our software continuously
recognizes the most relevant
macroeconomic data metrics



Our AI identifies **improbable**
but **catastrophic** market risks
before they impact investors

Market Opportunity Analysis

The global portfolio management software market reached **$3.2 billion** in 2022.

It is expected to grow to **$11.8 billion** by 2032 with a projected CAGR of

14.2%

Source: www.marketwatch.com



USE OF FUNDS



MARKETING
Launch powerful advertising campaigns to onboard private companies and funds to our platform

RESEARCH AND DEVELOPMENT
Building blockchain infrastructure, AI/ML model research, development, and validation, data analytics platform

HUMAN RESOURCES
Key team members, strategic partnerships

OPERATIONAL COSTS
Critical hardware and software, server capacity, utility costs, licensing fees

Business Model



01 Software sales to financial institutions and private companies

02 Private consulting for crowdfunding portals to optimize investor activity and investment success

03 Fees for onboarding early-stage companies onto our **analytics platform** and expanding their data infrastructure

04 Private consulting for **small hedge funds** (25MM - 500MM AUM) to inform their quantitative initiatives

The Team



CEO

Joe
Walz

Former Co-Founder and Chief
Strategy Officer of Seraph
Financial



Financial Engineering

Nate
Kessell

Former Director of Financial
Engineering, Seraph Financial



Software Engineering

Diego
Andino

Former Lead Software
Engineer, Seraph Financial



Research and Development

Chris
Dare

Ph.D. Mathematics,
U.C. Santa Barbara



Community Director

Cam
Ventura

Former Investment Analyst
Intern, The MBA Group